UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                    to
Commission File No. 001-02217
CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)
One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer's principal executive offices)

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

To the Thrift Plan Committee of
Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia
June 28, 2013

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2012 and 2011

	2012	2011
ASSETS
Investments (Notes 3 and 4)	$33,042,555	$32,612,251
Notes receivable from participants	785,411	751,122
Due from broker for securities sold	—	206,551
Net assets available for benefits	$33,827,966	$33,569,924

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2012

Additions to net assets:
Investment income:
Net appreciation in fair value of investments	$977,711
Dividend income from common stock	628,099
Interest and dividend income	140,868
Total investment income	1,746,678
Interest income from notes receivable from participants	30,542
Contributions:
Employer	575,725
Participants	1,473,355
Total contributions	2,049,080
Total additions	3,826,300
Deductions from net assets:
Distributions to Participants	3,558,421
Administrative expenses	9,837
Total deductions	3,568,258
Net increase in net assets available for benefits	258,042
Net assets available for benefits, beginning of year	33,569,924
Net assets available for benefits, end of year	$33,827,966

Refer to Notes to Financial Statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011
Note 1 — Description of Plan
The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 2011 (the “Code”). Participants are fully vested in their contributions and the Company contributions immediately.
Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current income taxation. For the year 2012, Participants may contribute to the Plan on a “Before-Tax” basis up to $13,000 of their annual compensation subject to certain limitations imposed by the Code. In addition to “Before-Tax” contributions, Participants may contribute on an “After-Tax” basis up to 10% of their annual compensation. Participants are allowed to roll over account balances from other qualified retirement plans into the Plan. The Plan allows Participants who are age 50 or older by the end of the year to make additional “Catch-Up” contributions within limits imposed by the Code.
All contributions are paid to a trustee and are invested as directed by Participants. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, mutual funds and collective trust funds with various investment objectives and strategies.
Valuation of Participant Accounts
Participant account balances are valued based upon the number of shares or units of each investment fund credited to Participant accounts. The shares and units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.
Notes Receivable from Participants
Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances. The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.

(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.

(d)	The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 1 — Description of Plan (Continued)
Payment of Benefits
Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, upon death of a Participant, the surviving spouse or other designated beneficiary may choose to receive payments, up to a maximum of 10 annual installments, from the Plan. Participants may elect to receive in-service withdrawals from their After-Tax account balances.
Administration
The Company is the named Plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Banco Popular de Puerto Rico is the trustee of the Plan. Merrill Lynch, Pierce, Fenner & Smith Inc. is the custodian of the Plan (the “Custodian”), who performs custodial and recordkeeping services.
Plan Termination
The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time. In the event of termination, the Committee may either:

(a)	continue the Trust for as long as it considers advisable, or

(b)
terminate the Trust, pay all expenses from the Trust Fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820). See Note 3 for fair value measurements.
Notes Receivable from Participants
Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 2 — Summary of Significant Accounting Policies (Continued)
Investment Transactions and Income
Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year. Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.
Administrative Expenses
Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.
Note 3 — Fair Value Measurements
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 —    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 —    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2012 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$23,885,521	$—	$—	$23,885,521
Collective trust funds	—	283,821	—	283,821
Mutual funds	1,799,731	—	—	1,799,731
International equity securities:
Mutual funds	408,465	—	—	408,465
Collective trust funds	—	239,142	—	239,142
Allocation funds:
Mutual funds	447,110	—	—	447,110
Fixed income securities:
Mutual funds	2,192,818	—	—	2,192,818
Money market funds	—	3,785,947	—	3,785,947
Total investments	$28,733,645	$4,308,910	$—	$33,042,555

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 3 — Fair Value Measurements (Continued)
The fair values of investments as of December 31, 2011 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$18,803,206	$—	$—	$18,803,206
Collective trust funds	—	302,319	—	302,319
Mutual funds	1,875,751	—	—	1,875,751
International equity securities:
Mutual funds	406,265	—	—	406,265
Collective trust funds	—	197,010	—	197,010
Allocation funds:
Mutual funds	376,654	—	—	376,654
Fixed income securities:
Mutual funds	1,506,183	—	—	1,506,183
Money market funds	—	9,144,863	—	9,144,863
Total investments	$22,968,059	$9,644,192	$—	$32,612,251
The investment in common stock of The Coca-Cola Company is valued at the closing price per share as reported on the New York Stock Exchange and is classified as Level 1.
The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds. These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are actively traded and are classified as Level 1.
Collective trust funds are similar to mutual funds, with an investment manager and written investment objectives, but are not open to the public. Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds. The Plan’s collective trust funds consist of a small cap value equity trust with an investment objective of long-term capital appreciation and an international equity trust with an investment objective of total return through capital appreciation and current income. The collective trust funds have no redemption restrictions or unfunded commitments. The collective trust funds’ redemption frequency is daily and there is no redemption notice. These funds are valued based on NAV determined by the investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The Plan’s collective trust funds are classified as Level 2.
Money market funds are stated at cost plus accrued interest, which approximates fair value. The Plan’s money market funds are classified as Level 2.
The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 4 — Investments
The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2012 and 2011 was as follows:

	2012	2011
Common stock of The Coca-Cola Company	$23,885,521	$18,803,206
BlackRock FFI Government Fund	$3,742,897	$9,144,863
During the year ended December 31, 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$528,643
Mutual funds	364,603
Collective trust funds	84,465
Net appreciation in fair value of investments	$977,711
Note 5 — Transactions with Parties-in-Interest
During the year ended December 31, 2012, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	163,985	$9,732,440
Shares received – two-for-one stock split	311,518	N/A
Sales	85,324	$5,178,768
Dividends received	N/A	$528,642
The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2012	658,911	$23,885,521
December 31, 2011	268,732	$18,803,206
The Plan’s investment in the Government Fund is managed by BlackRock, Inc., an affiliate of the Custodian. Therefore, transactions in this fund qualify as party-in-interest.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Note 6 — Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 7 — Income Tax Status
The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and Sections 1081.01(a) and 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998, September 27, 2000 and February 16, 2012, in which the Puerto Rico Department of the Treasury ruled that the amendments did not affect the qualified status of the Plan. The Committee believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
Note 8 — Subsequent Events
Plan management has evaluated material events and transactions that have occurred after December 31, 2012 and concluded that no subsequent events have occurred through June 28, 2013, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN: 66-0276572 PN: 001
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date rate of interest, collateral, par, or maturity value	(e) Current value
	MONEY MARKET FUNDS:
*	BlackRock, Inc.	FFI Government Fund	$3,742,897
*	Bank of America, N.A.	Cash Management Account	43,050
	Total Money Market Funds		3,785,947
	COMMON STOCK:
*	The Coca-Cola Company	Common Stock	23,885,521
	COLLECTIVE TRUST FUNDS:
	Invesco	Structured Small Cap Value Equity Trust	283,821
	Invesco	International Equity Trust	239,142
	Total Collective Trust Funds		522,963
	MUTUAL FUNDS:
	Dodge & Cox	Income Fund	774,745
	Dodge & Cox	International Stock Fund	276,071
	Janus	Overseas Fund	132,394
	Janus	Perkins Mid Cap Value Fund	286,482
	Janus	Balanced Fund Class I	218,400
	Invesco	Global Growth Fund	235,204
	Invesco	U.S. Government Fund	872,203
	Invesco	Van Kampen American Franchise Fund	326,167
	Invesco	Van Kampen Equity Fund	2,901
	Pimco	Total Return Fund	545,870
	Prudential Jennison	Mid-Cap Fund	489,633
	T. Rowe Price	Equity Index 500 Fund	459,344
	T. Rowe Price	Retirement Income Fund	11,872
	T. Rowe Price	Retirement 2015 Fund	130,886
	T. Rowe Price	Retirement 2020 Fund	905
	T. Rowe Price	Retirement 2025 Fund	42,418
	T. Rowe Price	Retirement 2030 Fund	5,752
	T. Rowe Price	Retirement 2035 Fund	12,685
	T. Rowe Price	Retirement 2040 Fund	678
	T. Rowe Price	Retirement 2045 Fund	5,003
	T. Rowe Price	Retirement 2050 Fund	18,511
	Total Mutual Funds		4,848,124
	PARTICIPANT LOANS:
*	Participants	Loans with interest rates ranging from 4.25% to 10.0%. Maturities through 2017.	785,411
	TOTAL ASSETS (HELD AT END OF YEAR)		$33,827,966
* Party-in-interest
Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN (Name of Plan)

/s/ MYRNA MERCED
Date:	June 28, 2013	Myrna Merced Chairperson, Thrift Plan Committee of Caribbean Refrescos, Inc.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm